April 11, 2019

Christopher Meaux
Chief Executive Officer
Waitr Holdings Inc.
844 Ryan Street, Suite 300
Lake Charles, Louisiana 70601

       Re: Waitr Holdings Inc.
           Registration Statement on Form S-3
           Filed April 4, 2019
           File No. 333-230721

Dear Mr. Meaux:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott M. Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products